UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

     Form
     S-Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     November 30, 2015

Physical address of issuer
1943 Hillcrest Drive, Los Angeles, CA 90016

Website of issuer
https://www.senestudio.com

Current number of employees
7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$267,315	$209,816
Cash & Cash Equivalents	$140,486	$108,020
Accounts Receivable	$0	$1,907
Short-term Debt	$234,000	$222,306
Long-term Debt	$144,903	$0
Revenues/Sales	$1,146,666	$689,176
Cost of Goods Sold	$475,150	$175,348
Taxes Paid	$0	$0
Net Income (Loss)	($225,799)	($26,880)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

Suitable, Inc.
Annual Report
(Exhibit A to Form C-AR)
June 18, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C and the Exhibits hereto in their entirety.

Suitable, Inc. is a Delaware S-Corporation, formed on November 30, 2015.

The Company is located at 1943 Hillcrest Drive, Los Angeles, CA 90016.

The Company's website is https://www.senestudio.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and

5

agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

BUSINESS

Description of the Business
Sene is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges, and returns are covered.

Business Plan

Executive summary
Sene is setting out to make custom clothing simple by replacing the tailor with data science. Sene empowers people of all shapes and sizes to feel their best. The brand combines beautifully designed clothing using technical materials with custom tailoring.

Company description
Customers order one of Sene's core products, a flexible material suit or technical denim jeans online, by filling out a short 10-15 question quiz through the company's proprietary SmartFit questionnaire. The algorithm extrapolates a customer's measurements and those measurements are used in production to laser-cut and hand-assemble the customer's order. After three weeks, the order is delivered, and the customer can choose to benefit from Sene's 60 Day Fit Guarantee which allows the customer to have their alterations, remakes, exchanges, ore returns covered. Sene continues to expand its product collections by focusing on quality technical materials custom-made into elevated everyday essentials.

Market analysis
While there are many competitors in the apparel ecommerce space, there are no other companies that exist in the space between technical materials and custom-made clothing. Currently, there is a rising trend in athleisure wear as office workwear has continued to allow more casual clothing. There are many notable brands trying to dominate this space such as Lululemon, Nike, Rhone, and Ministry of Supply. On the other end, there are many custom clothing brands attempting to normalize the process of custom clothing and make it more accessible to the masses. Nearly all of these brands focus on traditional, formal clothing as traditional tailoring has always been associated with wool suits and cotton dress shirts. Such brands include Indochino, Proper Cloth, Knot Standard, and Black Lapel.

Sene focuses on merging the two worlds where everyday clothing focused on quality fabrics can be easily done in a custom-fit at a price point equivalent to off-the-rack brands. The SmartFit Quiz enables ease of measuring without an actual measuring tape, and the product design allows Sene to fit into a space where timeless design is paired with the rising trend in technical materials.

Sene's model focuses primarily on using data-backed methods to combine measurements with a customer's preferences. Many other competitors in the custom space have various methods of sizing whether it's through a mobile application or pushing customers to get fitted in a physical retail location. The quiz method allows Sene to remain operationally lean while also using customers fit preferences as a feedback loop to improve fit.

Product description
Sene focuses on sourcing high quality, technical materials that functionally serve the growing demands of our customers' lives. Most of the core products sold have fabrics sourced from mills in Japan that are committed to producing technical fabrics through advancements in technology.

The FlexTech fabric is a four-way stretch, moisture-wicking, wrinkle-free technical fabric that allows customers to machine wash their suits. The mills that Sene works with have created a bi-polymer material that allows for higher retention in stretch and durability. Sene uses this fabric to be custom-made into a suit that moves and stretches with customers. It is a minimally designed suit, with a natural shoulder and deconstructed blazer, perfect for both casual and formal environments.

The Ever Jean is a brand new flagship product that is made from a technical stretch denim sourced from Japan. The cut of jean can be custom-made into anything the customer prefers: straight cut, boot cut, skinny cut, boyfriend cut, etc. The Ever Jean, while made with fabrics that look like traditional denim, contains technical qualities that also stretch and move with the customer.

Marketing approach
Sene is currently scaling growth of the company's revenue through performance marketing, specifically in digital advertising on Facebook and Instagram. Within the next two years of the company's projections, the digital advertising spend will continue to increase as customers continue to shop and find new brands on these platforms.

Following continued growth, Sene will scale with performance marketing in search engines as customers who look for functional clothing will continue to be high intent buyers.

Lastly, partnerships with carefully selected influential brands and influencers will help to bring brand awareness to new customers. This method of marketing will help launch Sene beyond early customers to the masses.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ray Li	Founder & CEO (Jan 2017 – Present)	Sene, Founder & CEO (Jan 2017 – Present) Oversee all strategic decisions Establish brand vision, Design new product and collections Communicate with investors and board of advisors Run brand marketing and partnerships Concept and produce content
Mark Zheng	President (Feb 2018 – Present)	Sene, Chief of Growth & Partner (Feb 2018 – Present) Oversee performance growth marketing Oversee company financials Ensure operational functions are running smoothly

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Stock	18,866,667	Yes	91.0%	N/A

Series Pre-Seed Preferred Stock	1,857,461	No	9.0%	Rights as set in the Company's COI
Employee Stock Plan	1,174,216	No	0% (5.36% available)	N/A
Convertible Securities	$140,000	If Converted	N/A	N/A

The Company has the following debt outstanding as if December 31, 2020:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Describe any collateral or security	Maturity date	Other material terms
Credit Card	Credit Card	$206,174	15%	N/A	N/A	N/A
Loan Payable & Promissory Note	N/A	$149,900	10%	N/A	N/A	N/A
Other General Current Liabilities	N/A	$22,829	N/A	N/A	N/A	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Raymond Li	11,511,111 Common Shares	55.54%
Mark Zheng	5,755,556 Common Shares	27.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30, 2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, dba Sene, is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges and returns are covered.

Liquidity and Capital Resources

We have approximately $140,486 in cash on hand as of December 31, 2020 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	November 2018	Regulation D, 506b	SAFE Note	$20,000	Working Capital
Pre-Seed Preferred	December 2019	Regulation CF & Regulation D, 506c	Preferred Equity	$450,000 at. $0.2581 / share	Working Capital

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Series Pre-Seed Preferred Stock

Dividend Rights
Holders of Series Pre-Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Pre-Seed Preferred Stock is outstanding, holders of Series Pre-Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Pre-Seed Preferred Stock voting as a separate class. These matters include any vote to:

•   alter the rights, powers or privileges of the Series Pre-Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Pre-Seed Preferred Stock;
•   increase or decrease the authorized number of shares of any class or series of capital stock;
•   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
•   redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
•   declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
•   increase or decrease the number of directors;
•   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Pre-Seed Preferred Stock.

The Series Pre-Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Pre-Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Pre-Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Pre-Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Dilution

Even once the Series Pre-Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Note on Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

The Company has filed this Form C-AR approximately 7 weeks following the stated Form C-AR deadline of 120 days following the close of the Company's fiscal year.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Raymond Li

_____

(Signature)

Raymond Li

_____

(Name)

Founder & Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Raymond Li

_____

(Signature)

Raymond Li

_____

(Name)

Founder & Chief Executive Officer

_____

(Title)

June 18, 2021

_____

(Date)

/s/Mark Zheng

_____

(Signature)

Mark Zheng

_____

(Name)

President

_____

(Title)

June 18, 2021

_____

(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SUITABLE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Suitable, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Suitable, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 14, 2021
Los Angeles, California

Suitable, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	140,486	$	108,020
Account receivables, net		-		1,907
Inventories		123,479		85,568
Prepaids and other current assets		3,350		14,321
Total current assets		**267,315**		**209,816**
Property and Equipment, net		3,836		2,912
Security deposit		7,800		-
Total assets	$	**278,951**	$	**212,728**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards	$	206,174	$	112,367
Current portion of Loan Payable and Promissory Note		4,997		109,790
Other current liabilities		22,829		149
Total current liabilities		**234,000**		**222,306**
Loan Payable and Promissory Note		144,903		-
Total liabilities		**378,903**		**222,306**
STOCKHOLDERS EQUITY				
Common Stock		189		181
Preferred Stock - Series Seed		19		19
Additional Paid in Capital		785,808		650,390
Retained earnings/(Accumulated Deficit)		(885,967)		(660,168)
Total stockholders' equity		**(99,952)**		**(9,578)**
Total liabilities and stockholders' equity	$	**278,951**	$	**212,728**

See accompanying notes to financial statements.

Suitable, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,146,666	$ 689,176
Cost of goods sold	475,150	175,348
Gross profit	671,516	513,828
Operating expenses		
General and administrative	537,351	335,764
Sales and marketing	568,892	204,627
Total operating expenses	1,106,243	540,391
Operating income/(loss)	(434,726)	(26,563)
Interest expense	14,238	316
Other Loss/(Income)	(223,165)	-
Income/(Loss) before provision for income taxes	(225,799)	(26,880)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (225,799)**	**$ (26,880)**

See accompanying notes to financial statements.

Suitable, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock - Series Seed Shares	Preferred Stock - Series Seed Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**18,120,000**	**$ 181**	**1,857,461**	**$ 19**	**$ 568,235**	**$ (633,288)**	**$ (64,853)**
Capital contribution	-	-	-	-	82,155	-	82,155
Net income/(loss)	-	-	-	-	-	(26,880)	(26,880)
Balance—December 31, 2019	18,120,000	$ 181	1,857,461	$ 19	$ 650,390	$ (660,168)	**$ (9,578)**
Issuance of Common Stock	746,667	7	-	-	135,418	-	135,426
Net income/(loss)	-	-	-	-	-	(225,799)	(225,799)
Balance—December 31, 2020	**18,866,667**	**$ 189**	**1,857,461**	**$ 19**	**$ 785,808**	**$ (885,967)**	**$ (99,952)**

See accompanying notes to financial statements.

Suitable, Inc.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (225,799)	$ (26,880)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	1,242	728
Changes in operating assets and liabilities:		
Account receivables, net	1,907	-
Inventories	(37,911)	(85,568)
Prepaid expenses and other current assets	10,971	(14,321)
Credit cards	93,807	51,917
Other current liabilities	22,680	(9,107)
Security deposit	(7,800)	
Net cash provided/(used) by operating activities	**(140,904)**	**(83,230)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(2,166)	-
Sale of property and equipment		402
Net cash provided/(used) in investing activities	**(2,166)**	**402**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	135,426	-
Capital contribution		82,155
Borrowing on Loan and Promissory Note	149,900	68,931
Repayment of Loans and Promissory Note	(109,790)	
Net cash provided/(used) by financing activities	**175,536**	**151,086**
Change in cash	32,466	68,258
Cash—beginning of year	108,020	39,762
Cash—end of year	**$ 140,486**	**$ 108,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 14,238	$ 316
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Suitable, Inc. was founded on November 6, 2015 in the state of Delaware. The financial statements of Suitable, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make custom clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related finished goods which are determined using a first-in-first out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Suitable, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its clothes.

Cost of sales

Costs of goods sold include fabric, cost of labor, air freight inventory to office

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $568,892 and $204,627, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 14, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw materials	$ 123,479 $	85,568
Total Inventories	**$ 123,479 $**	**85,568**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 3,350 $	14,321
Total Prepaids and other current assets	**$ 3,350 $**	**14,321**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued expenses	$ 2,501	$ -
Sales Tax Payable	17,184	149
Gift Cards	3,144	
Total Other Current Liabilities	**$ 22,829**	**$ 149**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 5,806	$ 3,640
Property and Equipment, at Cost	5,806	3,640
Accumulated depreciation	(1,970)	(728)
Property and Equipment, Net	**$ 3,836**	**$ 2,912**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,242 and $728 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 23,703,200 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 18,866,667 and 18,120,000 shares have been issued and are outstanding.

Preferred Stock-Series Seed

The Company is authorized to issue shares 4,398,000 of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 1,857,461 shares of preferred shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms re in the following table:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EID Loan	$ 149,900	3.75%	5/16/2020	5/16/2050	$ 2,811	$ 2,811	$	4,997	$ 144,903	$ 149,900					
Promissory Note with certain lenders	$ 100,000	10.00%	2/16/2017	2/15/2020						$ -	$ -	$ 109,790		$ 109,790
Total					$ 2,811	$ 2,811	$	4,997	$ 144,903	$ 149,900	$ -	$ -	$ 109,790	$ -	$ 109,790

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 4,997
2022	4,997
2023	4,997
2024	4,997
2025	4,997
Thereafter	124,917
Total	**$ 149,900**

8.   RELATED PARTY

There are no related party transactions

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 6,612
2022	6,612
2023	1,653
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 14,877**

Rent expense was in the amount of $ 11,909 and $ 57,897 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 14, 2021 the date the financial statements were available to be issued.

From January 1, 2021 until May 14, 2021, the company issued SAFEs in the amount of $140,000. The SAFEs carry a valuation cap of $12,000,000 and a discount rate are 20%. No SAFEs have been converted into preferred stocks.

There have been no other events or transactions during this time which would have a material effect on these financial statements.